SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 7 October 2004

SEPTEMBER 2004 TRAFFIC

Passenger:	traffic up 6.9% and load factor up 1.5 points to 79.5%
Cargo:	traffic up 9.6% and load factor up 1.2 points to 69.2%

Passenger operations

The Air France-KLM Group posted a good performance in September with load factor improving by 1.5 points to 79.5%. Traffic remained buoyant with a 6.9% increase on 4.9% higher capacity. The Group transported over 5.7 million passengers (up 4.4%).

These results were driven notably by strong demand on transatlantic routes (traffic up 7.5%) and especially on the North American network.

The Africa & Middle-East network continued to post a good performance with load factor rising 2.3 points to 81.6%.

On Asian routes, demand remained strong (traffic up 14.1%) although lower than the 18.2% increase in capacity. Load factor stood at the high level of 82.9% (down 3.0 points).

The Caribbean & Indian Ocean sector recorded a 3.1-point rise in load factor, as traffic decreased by 1.0% on 5.3% lower capacity.

On the medium-haul network (including the French domestic market), traffic grew by 3.3% for a 3.7% increase in capacity. Load factor stood at 70.0% (down 0.3 points).

Both airlines contributed positively to this good performance:

-	Air France’s load factor improved by 1.2 points to 76.4%, as traffic increased by 5.9% on 4.2% higher capacity.

-	KLM’s load factor was up 1.9 points attaining the high level of 85.0%, with capacity and traffic increasing by 6.2% and 8.6% respectively.

Over the 1st half* of the financial year, the Group posted a 11.6% increase in traffic for a 9.3% rise in capacity. The load factor gained 1.6 points to reach 79.5%.

Cargo operations

The consolidated cargo load factor improved by 1.2 points to 69.2%, thanks to a 9.6% increase in traffic on 7.7% higher capacity.

-	Air France posted a good performance with cargo traffic increasing by 10.1% on 8.0% higher capacity. Cargo load factor reached 62.9%, up 1.2 points

-	KLM’s cargo traffic increased by 9.1% for a 7.1% rise in capacity. Load factor gained 1.5 points to 78.6%

During the first half*, consolidated cargo traffic grew in line with capacity: up 10.6% and 10.7% respectively. The cargo load factor remained stable at 67.4%.

* consolidation of Air France over 6 months (April-September) and KLM over 5 months (May-September)

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

STATISTICS

Passenger Operations (millions)

	September				Cumulative*
Total Group	2004	2003	%		2004	2003	%
Passengers carried (000)	5,736	5,494	4.4%		32,752	30,406	7.7%
Revenue pax-kilometers (RPK)	14,658	13,711	6.9%		84,791	75,951	11.6%
Available seat-kilometers (ASK)	18,449	17,594	4.9%		106,616	97,523	9.3%
Passenger load factor (%)	79.5%	77.9%	1.5		79.5%	77.9%	1.6

Europe (including France)
Passengers carried (000)	4,128	4,009	3.0%		23,373	22,099	5.8%
Revenue pax-kilometers (RPK)	3,177	3,076	3.3%		18,154	17,026	6.6%
Available seat-kilometers (ASK)	4,536	4,375	3.7%		26,002	24,212	7.4%
Passenger load factor (%)	70.0%	70.3%	-0.3		69.8%	70.3%	-0.5

America (North and South)
Passengers carried (000)	660	611	8.1%		3,838	3,450	11.2%
Revenue pax-kilometers (RPK)	4,828	4,492	7.5%		27,914	25,348	10.1%
Available seat-kilometers (ASK)	5,574	5,445	2.4%		31,958	29,988	6.6%
Passenger load factor (%)	86.6%	82.5%	4.1		87.3%	84.5%	2.8

Asia / Pacific
Passengers carried (000)	351	305	15.1%		1,938	1,416	36.9%
Revenue pax-kilometers (RPK)	3,098	2,716	14.1%		17,122	12,470	37.3%
Available seat-kilometers (ASK)	3,737	3,160	18.2%		21,037	16,155	30.2%
Passenger load factor (%)	82.9%	85.9%	-3.0		81.4%	77.2%	4.2

Africa & Middle East
Passengers carried (000)	390	356	9.8%		2,097	1,841	13.9%
Revenue pax-kilometers (RPK)	2,018	1,875	7.6%		10,682	9,607	11.2%
Available seat-kilometers (ASK)	2,472	2,365	4.5%		13,560	12,579	7.8%
Passenger load factor (%)	81.6%	79.3%	2.3		78.8%	76.4%	2.4

Caribbean-Indian Ocean
Passengers carried (000)	207	214	(3.2%	)	1,506	1,600	(5.8%	)
Revenue pax-kilometers (RPK)	1,537	1,552	(1.0%	)	10,919	11,500	(5.1%	)
Available seat-kilometers (ASK)	2,130	2,249	(5.3%	)	14,059	14,589	(3.6%	)
Passenger load factor (%)	72.1%	69.0%	3.1		77.7%	78.8%	-1.2

Cargo Operations (millions)
	September				Cumulative*
Total Group	2004	2003	%		2004	2003	%
Revenue tonne-km (RTK)	869	792	9.6%		4,784	4,324	10.6%
Available tonne-km (ATK)	1,255	1,165	7.7%		7,101	6,415	10.7%
Cargo load factor (%)	69.2%	68.0%	1.2		67.4%	67.4%	0.0

Europe (including France)
Available tonne-km (ATK)	8	8	2.8%		47	43	10.9%
Revenue tonne-km (RTK)	40	37	9.1%		222	203	9.5%
Cargo load factor (%)	20.5%	21.7%	-1.3		21.3%	21.0%	0.3

America (North and South)
Revenue tonne-km (RTK)	289	269	7.4%		1,664	1,533	8.5%
Available tonne-km (ATK)	423	418	1.3%		2,467	2,348	5.1%
Cargo load factor (%)	68.4%	64.5%	3.9		67.5%	65.3%	2.1

Asia / Pacific
Revenue tonne-km (RTK)	447	396	12.8%		2,373	2,092	13.4%
Available tonne-km (ATK)	586	505	16.0%		3,219	2,718	18.4%
Cargo load factor (%)	76.3%	78.5%	-2.1		73.7%	77.0%	-3.3

Africa & Middle East
Revenue tonne-km (RTK)	79	74	7.6%		434	394	10.1%
Available tonne-km (ATK)	128	123	4.6%		708	659	7.4%
Cargo load factor (%)	61.8%	60.1%	1.7		61.3%	59.8%	1.5

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	45	45	(0.9%	)	266	262	1.4%
Available tonne-km (ATK)	77	83	(6.2%	)	486	488	(0.4%	)
Cargo load factor (%)	57.4%	54.3%	3.1		54.7%	53.8%	0.9

* consolidation of Air France over 6 months (April-September) and KLM over 5 months (May-September)

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: October 7, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations